SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Knowles Corporation
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

49926D109
(CUSIP Number)

David Johnson
Samuel J. Merksamer
Caligan Partners LP
520 Madison Avenue
New York, NY 10022
(646) 859-8204

Mark Cho
Falcon Edge Capital, LP
660 Madison Avenue, 19th Floor
New York, NY 10065
(212) 803 9080

Eleazer Klein, Esq.
Schulte Roth & Zabel LLP
919 Third Avenue
New York, NY 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 26, 2019
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Caligan Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON -0-
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON David Johnson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 102,674 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 102,674 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 102,674 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Samuel J. Merksamer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 68,706 shares of Common Stock
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 68,706 shares of Common Stock
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 68,706 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 5 of 10 Pages

1	NAME OF REPORTING PERSON Falcon Edge Capital, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,316,236 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,316,236 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,316,236 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 6 of 10 Pages

1	NAME OF REPORTING PERSON Richard Gerson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,316,236 shares of Common Stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,316,236 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,316,236 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 7 of 10 Pages

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned (the "Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The Falcon Edge Parties used a total of approximately $66,818,521 to acquire the Common Stock reported in this Schedule 13D as beneficially owned by the Falcon Edge Parties.

The source of the funds used to acquire the Common Stock reported herein as beneficially owned by the Falcon Edge Parties was the working capital of the Falcon Edge Funds and the Falcon Edge Accounts and margin borrowings described in the following sentence. Some of such shares of Common Stock are held by the Falcon Edge Funds in commingled margin accounts, which may extend margin credit to Falcon Edge from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the account. The margin accounts bear interest at a rate based upon the broker's call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the shares of Common Stock held by the Falcon Edge Funds.

On September 30, 2019, Caligan distributed an aggregate of 1,023,587 shares of Common Stock to the investors in the Caligan Funds and the Caligan Accounts. In connection therewith, David Johnson ("Mr. Johnson") received the 102,674 shares of Common Stock reported herein as beneficially owned by him and Samuel J. Merksamer ("Mr. Merksamer") received the 68,706 shares of Common Stock reported herein as beneficially owned by him.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated as follows:

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 8 of 10 Pages

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 91,115,382 shares of Common Stock outstanding as of July 26, 2019, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2019, filed with the Securities and Exchange Commission on July 31, 2019. By virtue of the Settlement Agreement, Messrs. Johnson and Merksamer and the Falcon Edge Parties may be deemed to be a "group" within the meaning of Section 13(d)(3) of the Act and the "group" may be deemed to beneficially own an aggregate of 4,487,616 shares of Common Stock, representing approximately 4.9% of the outstanding shares of Common Stock. Each of Messrs. Johnson and Merksamer expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the Falcon Edge Parties. The Falcon Edge Parties expressly disclaim beneficial ownership of the shares of Common Stock beneficially owned by each of Messrs. Johnson and Merksamer.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock effected by the Reporting Persons in the last 60 days is set forth in Annex A hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities. On September 30, 2019, Caligan distributed an aggregate of 1,023,587 shares of Common Stock to the investors in the Caligan Funds and the Caligan Accounts. In connection therewith, Mr. Johnson received the 102,674 shares of Common Stock reported herein as beneficially owned by him and Mr. Merksamer received the 68,706 shares of Common Stock reported herein as beneficially owned by him.

(e)	September 30, 2019

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On September 27, 2019, the Group Agreement between Caligan and Falcon Edge was terminated.

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2019

CALIGAN PARTNERS LP

By:	/s/ David Johnson
Name:	David Johnson
Title:	Partner

/s/ David Johnson
DAVID JOHNSON

/s/ Samuel J. Merksamer
SAMUEL J. MERKSAMER

FALCON EDGE CAPITAL, LP

By:	/s/ Richard Gerson
Name:	Richard Gerson
Title:	Chairman and Chief Investment Officer

/s/ Richard Gerson
RICHARD GERSON

CUSIP No. 49926D109	SCHEDULE 13D/A	Page 10 of 10 Pages

Annex A

Transactions in the Shares of the Issuer's Common Stock in the Past 60 Days

The following tables set forth transactions in the shares of Common Stock in the past 60 days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

The Caligan Parties

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/24/2019	(168,536)	$20.78
9/25/2019	(647,400)	$20.91
9/26/2019	(140,000)	$20.95
9/27/2019	(123,069)	$20.48

The Falcon Edge Parties

Trade Date	Shares Purchased (Sold)	Price Per Share ($)
9/27/2029	(58,442)	$20.38
9/30/2019	(100,000)	$20.49